UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RELYPSA, INC.

(Name of Subject Company)

RELYPSA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

759531106

(CUSIP Number of Class of Securities)

John A. Orwin

President and Chief Executive Officer

Relypsa, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 421-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 463-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Relypsa, Inc. (“Relypsa”) filed with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2016 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Parent”), to purchase all of the issued and outstanding shares of Relypsa’s common stock, par value $0.001 per share (the “Company Shares”), at a purchase price of $32.00 per Company Share (the “Offer Price”), payable to the holder thereof in cash, without interest and less any applicable withholding taxes, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on August 4, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to amend and supplement the Schedule 14D-9 as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection to the end of such Item 8:

“Expiration of the Offer.

The Offer and withdrawal rights expired at 12:00 midnight, New York time, at the end of the day on Wednesday, August 31, 2016. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent and Merger Sub that, as of the Expiration Date, a total of 38,673,841 Shares were validly tendered into and not validly withdrawn pursuant to the Offer, representing approximately 85.6% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,842,226 Shares that have not yet been tendered, representing approximately 4.1% of the outstanding Shares. The number of Shares validly tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery for which the underlying Shares were not yet delivered) and not validly withdrawn pursuant to the Offer constitutes a majority of all outstanding Shares and therefore satisfies the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Merger Sub has irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

On September 1, 2016, Merger Sub merged with and into Relypsa without the affirmative vote of the stockholders of Relypsa in accordance with Section 251(h) of the DGCL, with Relypsa continuing as the surviving corporation and thereby becoming an indirect wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Canceled Company Shares, any Dissenting Company Shares and the Accepted Company Shares (as each such term is defined in the Merger Agreement)) was converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ.”

The full text of the press release issued by Parent on September 1, 2016, announcing the expiration and results of the Offer is filed as Exhibit (a)(17) hereto and is incorporated herein by reference.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(17)	Press Release issued by Parent, dated September 1, 2016, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(H) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Relypsa, Inc.

By:	/s/ Ronald A. Krasnow
	Name:	Ronald A. Krasnow
	Title:	Senior Vice President and General Counsel

Dated: September 1, 2016